

April 29, 2013

<u>Via E-mail</u>
Leonard J. Amoruso
Chief Executive Officer
Knight Holdco, Inc.
c/o Knight Capital Group, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

> **Re:** **Knight Holdco, Inc.**
> **Registration Statement on Form S-4**
> **Amended April 15, 2013**
> **File No. 333-186624**

Dear Mr. Amoruso:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>Risk Factors, page 38</u>

<u>KCG could experience additional losses and liabilities as a result of the technology…, page 58</u>

1. We note your response to prior comment 35 and that you have removed the reference to the internal review of the August 1, 2012 trading loss. We continue to believe that the status of such review should be fully described in an appropriate location of your proxy/prospectus. Please also expand your disclosure of the "several remedial measures designed to enhance [your] controls" by describing in greater detail the changes made to "management" and "market access" controls and explaining how the combined company "will continue this endeavor." Your revised disclosure should describe the material

elements of the changes made to your internal controls and procedures as a result of the trading loss, as well as how findings from the internal review drove any such changes.

International activities involve certain risks, page 61

2.   We note that the information you have provided in response to prior comment 35 could apply to risks relating to operations in any foreign location. Please revise to address specifically how the combined company will face material risks in its international operations located in Europe and Asia.

Information About the Companies, page 73

GETCO Holding Company, LLC, page 74

3.   We note your response to prior comment 40. Please disclose the basis for your statement that "GETCO has often been a first-mover in electronic market making." Alternatively, provide us with supplemental support for your statement.

Background of the Mergers, page 89

4.   We note your disclosure on page 94 that Jefferies believed a transaction with a third party was preferable to the stand-alone Knight scenario. Additionally, you state that the directors believed the stand-alone scenario was subject to a high degree of execution risk and would require substantial time and resources. It is not clear whether Jefferies' reasons for favoring a transaction with a third party were the same as the directors' reasons. Please clarify the basis for Jefferies' preference.

Material U.S. Federal Income Tax Consequences of the Mergers, page 142

5.   We note your response to comment 73 and your statements that the parties' obligations to complete the merger are conditioned on their receipt of tax opinions by their respective counsel. Please revise the descriptions of the tax consequences to specifically state that the description is the opinion of counsel and to identify counsel. Additionally, we note that you intend to file the tax opinions as exhibits. Please note that we may have comments once we have had an opportunity to review them.

Unaudited Pro Forma Condensed Combined Consolidated Financial Statements, page 174

Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet, page 177

6.   We note your adjustments related to debt refinancing (i.e. adjustments (a) and (e)); however, we are unable to reconcile such amounts to the related footnote disclosures on pages 179 and 181. Please provide us with a reconciliation, or revise to clarify.

Leonard J. Amoruso
Knight Holdco, Inc.
April 29, 2013
Page 3

Notes to the Unaudited Pro Forma Financial Statements – Minimum Case, page 179

Unaudited Pro Forma Balance Sheet, page 179

7.   We note your response to prior comment 76, where you indicate that purchase price consideration disclosed in adjustment (b) does not include certain fully vested and exercisable options outstanding that entitle the holders to purchase Knight shares as well as certain unvested RSUs representing the right to receive units in KCG. Please revise your disclosure in adjustment (b) to clarify that certain options and RSUs were excluded from your determination of total consideration and the reasons for it, as discussed in your response.

8.   We note your assumptions disclosed in connection with the recast of the GETCO partnership structure into a corporate structure within adjustment (d). Please address the following.

•   We note common stock adjustment (i) reflects the Knight share equivalent at par value of $.01 based on shares issued to GETCO unitholders and GA-GTCO as well as 54.1 million shares issued in the conversion of Knight Series A-1 Preferred Stock. It is not clear how this amount reconciles to the number of shares on a fully converted basis currently owned by the Company as disclosed in Note 6 (page F-18) and Note 21 (page F-33). Please advise, and revise your disclosure as necessary.

•   Revise (ii) to further explain your computation of the deferred tax asset created at the transaction date.

9.   We note your response to prior comments 77 and 78; however, it remains unclear how you arrived at the adjustment amounts to additional paid in capital of $1,091.8 million (other adjustments) and $(264.3) million (purchase price adjustments). Please revise your disclosure within adjustment (f) to quantify the impact of each of the assumptions you made to calculate these amounts.

Incorporation of Certain Documents by Reference, page 244

10.   Please revise your disclosure to specifically incorporate by reference the amended Form 10-K filed by Knight Capital Group on April 16, 2013.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director